3401 West End Avenue

Nashville, Tennessee 37203

Phone: (615) 269-1900

July 31, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	J. Alexander’s Holdings, Inc.
Form 10
Filed June 25, 2015
File No. 001-37473

Dear Mr. Dobbie:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 22, 2015 (the “Comment Letter”) addressed to J. Alexander’s Holdings, Inc. (“J. Alexander’s” or the “Company”), relating to the Information Statement filed as Exhibit 99.1 (the “Information Statement”) to the above referenced Registration Statement on Form 10 the (“Registration Statement”). In response to the comments set forth in the Comment Letter, J. Alexander’s has revised the Information Statement and is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter.

In this response letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the amended Information Statement.

Exhibit 99.1

1. We note that the information statement contains a number of blanks and references to information that will be provided by amendment. Please fill in these blanks and include missing information in your next amendment or tell us why you are unable to do so and when you expect to have this information.

The Company advises the Staff that it has completed such blanks and included such additional information as is available at this time, subject to the finalization of the ongoing Commission review process and the establishment of closing dates for the contemplated transactions.

U.S. Securities and Exchange Commission

July 31, 2015

Our Company, page 1

2. We note that you plan to transition between 12 and 15 of your J. Alexander’s restaurants to Redlands Grill restaurants by December 2015. Please briefly discuss your rationale for rolling out this new restaurant concept by transitioning existing J. Alexander’s locations rather than establishing new locations. Please discuss, for example, whether you believe you currently have too many J. Alexander’s locations and whether the requirements under the Patient Protection and Affordable Care Act of 2010 you discuss on page 33 had an impact on the decision to rebrand existing restaurants. Please also revise the restaurant positioning strategy section on page 119 accordingly.

The Company advises the Staff that the requested revisions have been made. Please see pages 122-123.

The first J. Alexander’s Restaurant opened in 1991. The menu consisted of basic American-styled items including steaks, prime rib, seafood, pasta, chicken, entrée salads, sandwiches and desserts.

The first location was a conversion of an existing restaurant located in the endcap of a strip center. During the next several years the Company expanded using a warehouse prototype building. The last warehouse prototype-style building was built in 1997. The company realized to compete in the “upscale” segment of the American casual dining industry, it would need unique site-by-site architecture. Also during this same period of time the Company expanded on a national basis. We discovered our primary competitors were independently owned upscale American casual dining restaurants. In major markets like Chicago, Atlanta or Detroit we competed with various restaurant groups that had American upscale casual dining formatted restaurants. There are no large American formatted upscale casual dining restaurants with a large national footprint.

In the upscale segment of the restaurant industry (higher check averages by as much as 50 percent from American casual dining restaurants) being classified as a “chain” is considered a negative. Newspapers and online reviewers are constantly critical of the chain restaurants. By 2004, the Company realized to compete with upscale independent restaurants we would need to have the service standards, food quality standards and building design standards that more resembled an independently owned restaurant than a national chain restaurant group. In 2004 the Company registered for a national trademark the name Redlands Grill. The Company anticipated it would start transitioning some of its existing locations over to Redlands Grill. The benefit of this strategy would be twofold. In larger metropolitan areas or midsize markets the Company could have an additional restaurant and in other markets, some J. Alexander’s Restaurants could be transitioned into Redlands Grills and reduce the number of J. Alexander’s national locations.

Our rationale for converting restaurants to the Redlands Grill format versus building new Redlands Grill restaurants at this time is that J. Alexander’s Restaurants and Redlands Grill are both operationally intense concepts. Because of the operational intensity required to manage a 95 percent made-from-scratch menu supported by high levels of professional service and the administration of a high quality wine program the Company can only open two to five new restaurants a year in this segment of the restaurant industry. Conversions of existing restaurants from a J. Alexander’s to a Redlands Grill are the more efficient method to achieve our goal of competing with the independently owned small restaurant groups.

None of the J. Alexander’s have the exact same menu. While there are similar items on all the printed menus, the Company has an extensive feature program. These items are changed out on a daily basis and the feature program is one of the key components of our competitive strategy. Again, this is another way we separate ourselves from “national” chain restaurants. Each one of our locations has a culinary team capable of executing a 95 percent made-from-scratch menu including rotating features in and out of the restaurant on a daily basis.

U.S. Securities and Exchange Commission

July 31, 2015

There is not an exact science in determining the specific number of locations that should have the name J. Alexander’s Restaurant, Redlands Grill or another brand name. All of our restaurants in the upscale American casual dining segment will have a 95 percent made-from-scratch menu, high execution levels of professional service and an environment characterized by upscale ambiance. Some of things we do to create ambiance include the use of European stemware for all of our wine service, high quality steak knives, heavier silverware, high quality plateware, roomier seating packages, furniture grade tabletops and a high level of detail finishes in all areas of the restaurant.

Since 1997 we have specifically designed restaurants with different architecture to meet the needs of individual markets. When a restaurant is transitioned from a J. Alexander’s to a Redlands Grill, the architecture remains unique to that site. The J. Alexander’s on West End Avenue in Nashville was the first restaurant we transitioned to a Redlands Grill. The architecture has a contemporary urban streetscape similar to a restaurant in San Francisco or New York. It is the only restaurant in our portfolio with this architectural design. The Redlands Grill on West End features a high quality sushi program, a signature coffee-cured ribeye, jumbo fried shrimp, shrimp louie entrée salad, French press coffee service and unique desserts like a “deconstructed” ice cream sundae and an iron skillet brownie and numerous other feature items not offered in all J. Alexander’s locations. On Sundays, Redlands Grill on West End offers a wide selection of made-from-scratch brunch items.

However, all restaurants in the upscale American casual dining segment feature steaks, chicken, sandwiches, entrée salads, seafood and desserts. The fresh seafood program at Redlands Grill on West End is unique to that restaurant. The Company anticipates over time that the Redlands Grills will have more sushi and contemporary products like in-restaurant prepared flatbreads compared to a J. Alexander’s Restaurant which will have a heavier emphasis on center of the plate proteins. Redlands Grill will offer a brunch menu in locations that can support a brunch program.

The end result of this strategy is that the Company will have less of a chain image. This will allow us to compete more effectively in the future with independently owned upscale American style casual dining restaurants. As indicated previously, the Company anticipated using this strategy as early as 2004. However, the “great recession” and sale of the company in 2012 caused us to delay the implementation of the conversion until this year.

While we are aware of the disclosure requirements of the Patient Protection and Affordable Healthcare Act of 2010 it did not have a material impact on our decision to implement our current strategy. However, it did affirm our belief that being identified as a chain restaurant would be a negative perception in the eyes of a consuming public. The Patient Protection and Affordable Healthcare Act of 2010 defines any restaurant with 20 or more locations as being a “chain”. Thus, a restaurant with 20 locations would be grouped in with McDonald’s and the other large national chain restaurants.

Questions and Answers About the Distribution, page 11

3. We note your disclosure on page 43 that you expect to incur “significant” costs in connection with the separation. To the extent material to understanding the transaction, please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution.

The Company advises the Staff that the requested revisions have been made. Please see page 15.

U.S. Securities and Exchange Commission

July 31, 2015

4. Please briefly discuss risks and challenges considered by the board of directors of FNF in determining whether to effect the spin-off, including among other factors the potential disruptions to your business as a result of the spin-off, the loss of synergies of operating as one company, and the potential costs associated with becoming a separate publicly-traded company.

The Company advises the Staff that the requested revisions have been made. Please see page 11.

How will fractional shares be treated in the distribution, page 11

5. Please confirm that the distribution agent will determine in its sole discretion when, how, and through which broker-dealers and at what price to sell aggregated fractional shares. Additionally, please confirm that the distribution agent and the broker-dealers it expects to use are not affiliates of FNF or FNFV Group. For guidance, refer to Question 6 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

The Company advises the Staff that the distribution agent will determine, in its sole discretion, when, how, through which broker-dealers and at what price it will sell aggregated fractional shares. Neither the distribution agent nor the broker-dealers to be used by the distribution agent are affiliates of Fidelity National Financial, Inc.

Can FNF decide to cancel the distribution, even if all the conditions are met?, page 13

6. Please disclose what notification, if any, you will provide to stockholders should the board of directors waive a material condition or amend, modify, or abandon the spin-off and related transactions.

The Company advises the Staff that the requested revisions have been made. Please see page 13.

Risk Factors, page 26

7. We note that on pages 10 and 57 you list as a significant risk your ability to successfully transition certain of your existing J. Alexander’s locations to Redlands Grill locations. Please include a risk factor to discuss the risks and challenges associated with these anticipated transitions.

The Company advises the Staff that the requested revisions have been made. Please see pages 30-31.

The Management Consultant, page 62

8. We note that in connection with the distribution, J. Alexander’s Holdings, LLC will issue to Black Knight Advisory Services, LLC non-voting Class B Units, in an amount equal to 10% of the outstanding units of J. Alexander’s Holdings, LLC. We also note that the units represent an equity interest in J. Alexander’s Holdings, LLC that entitle the holder to a percentage of the profits and appreciation in the equity value of J. Alexander’s Holdings, LLC and may be exchanged for shares of your common stock once vested. Based on the foregoing, please tell us whether you believe the spin-off is pro rata to the holders of FNFV Group common stock. For guidance, refer to Section B.2 under Question 4 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

The Company advises the Staff that the spin-off of J. Alexander’s to holders of FNFV Group common stock is pro rata among such stockholders consistent with Question 4 of Staff Legal Bulletin No. 4 (Sept. 16, 1997) (“SLB 4”). In connection therewith, the Company further advises the Staff of the following:

•

Immediately prior to the distribution, FNF will own 87.44% of the common stock of J. Alexander’s Holdings, Inc., and immediately following the distribution, holders of FNFV Group common stock will own 87.44% of the common stock of J. Alexander’s Holdings, Inc., in the same proportion to their ownership of shares of FNFV Group common stock as of the record date of the distribution.

U.S. Securities and Exchange Commission

July 31, 2015

•

The FNFV Group stockholders will all be treated in the same manner in connection with the distribution, and their relative interests in J. Alexander’s Holdings, Inc. will not change as a result thereof (See Section B.2 under Question 4 of SLB 4).

•

The Class B Units to be issued to Black Knight Advisory Services, LLC (the “Class B Units”) are not initially dilutive to the stockholders of J. Alexander’s Holdings, Inc. Under Section 5.2 of Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) of J. Alexander’s Holdings, LLC (“JAX LLC”), the Class B Units will not be entitled to regular distributions from JAX LLC until both (i) such Class B Units have vested in accordance with the Unit Grant Agreement under which they will be issued, and (ii) the other members of JAX LLC have received aggregate distributions, following the date of grant of such Class B Units equal to the “Hurdle Amount” with respect to such Class B Units. (The Hurdle Amount for the Class B Units will be equal to the fair market value of JAX LLC as of the grant date, which will be determined by reference to the market capitalization of J. Alexander’s Holdings, Inc. on the grant date).

•

Were JAX LLC to liquidate on the date of issuance of the Class B Units, Black Knight Advisory Services, LLC (the “Management Consultant”) would not be entitled to any distribution in respect of the Class B Units, even if such Class B Units were fully vested.

•

The Class B Units will not be exchangeable for shares of common stock of the Company immediately following their issuance, and it is possible that they may never become exchangeable for shares of the Company’s common stock. Pursuant to Section 12.1 of the LLC Agreement, Class B Units can be exchanged for shares of the Company’s common stock only to the extent of the “Class B Unit Exchange Price” with respect to such Class B Units. Because the Class B Unit Exchange Price is equal to the amount distributable with respect to a Class B Unit upon a liquidation of JAX LLC, and, as discussed above, Class B Units are not initially entitled to any distribution upon a liquidation of JAX LLC, the initial Class B Unit Exchange Price will equal zero. Moreover, there is no certainty that the Class B Unit Exchange Price will have appreciated above such amount at the time the Class B Units become vested.

•

Any future dilution to the holders of common stock of J. Alexander’s Holdings, Inc. resulting from the issuance of the Class B Units to the Management Consultant is in substance similar to the dilution that would result from the issuance of restricted stock, options or other equity incentives to management and/or consultants of a company spun off to a parent’s stockholders in a spin-off transaction meeting the requirements of SLB 4. For a general discussion regarding potential dilution of the Company’s common stock, please see page 58. A stock option offers its holder an opportunity to share in a Company’s growth by exercising such option and, at such holder’s discretion, subsequently selling the underlying capital stock to yield a profit without maintaining ownership of equity. Similarly, an interest in profits grants its holder an opportunity to share in a Company’s growth without granting such holder equity in the Company.

Reasons for the Distribution, page 64

9. Please briefly discuss whether the FNF board of directors considered but rejected any other potential structural alternatives.

The Company advises the Staff that the requested revisions have been made. Please see pages 66-69.

U.S. Securities and Exchange Commission

July 31, 2015

10. We note that one of the reasons for the separation is to permit the management team of each company to focus on its own strategic and operational priorities. It appears that as a result of your management consulting agreement with Black Knight Advisory Services, some of FNF’s executive officers and directors will continue to serve your company in a comparable capacity. Please explain how this is consistent with the objectives of the spin-off.

The Company advises the Staff that the requested revisions have been made. Please see pages 68-69.

Retaining certain members of FNF’s senior management permits us the continued benefit of the knowledge and expertise of FNF’s management, which is familiar with our business and has enabled us to grow. The FNF management team brings a wide range of skills that are complementary to those of our executive management. We believe that the synergistic gains to be derived from our collective managerial attributes would be challenging to replicate. We believe there are limited options to engage a consulting firm that provides the experience in mergers and acquisitions, access to strategic financing sources, capacity to structure beneficial financing arrangements and demonstrated track record of delivering positive results. Moreover, it would otherwise be difficult to obtain the services of a firm of this caliber in exchange for compensation contingent upon the performance of the company and enhanced value to its stockholders. We expect FNF’s senior management to positively impact our long term growth by developing acquisition strategies, developing and implementing corporate strategy, including, without limitation, business planning and improving the operating and financial performance of the company, and advising on debt and equity financings, as further described in the Management Consulting Agreement. We and FNF ultimately concluded that leveraging these existing management resources and working relationships was more cost effective than hiring new personnel or retaining a new consulting firm.

Unaudited Pro Forma Consolidated Financial Information, page 73

11. In footnotes 5 and 6, please quantify the associated amount for each period presented and tell us how you calculated them.

In response to the Staff’s comment, the Company has included the amounts for each period presented in footnotes 5 and 6 to the Unaudited Pro Forma Consolidated Financial Information. The Company has also included a summary description in the respective footnotes regarding the calculations for these disclosed amounts.

To expand upon the summary description for footnote 5, the Company respectfully submits clarification of its expected accounting for the grant units to be issued to Black Knight Advisory Services, LLC (the “Management Company”) in this comment letter response. As the grantee will not be considered an employee of the Company under the guidance proscribed in ASC 718, these awards will be accounted for as non-employee awards, and the fair value of the grant units will therefore be remeasured at each reporting date until performance required to earn the awards is complete. The portion of the services rendered to that date will then be applied to the current measure of fair value to determine the amount of compensation expense to be recognized in the Company’s consolidated financial statements. However, for purposes of this Unaudited Pro Forma Consolidated Financial Information disclosure, we have assumed that no changes in fair value occurred at the reporting dates presented, and have recognized compensation expense based on the estimated fair value of the awards using a Black-Scholes-Merton model which utilized inputs valid at the date of the filing of this document, including an estimated hurdle rate for the profits interest awards based on an estimated enterprise valuation for the Company.

To expand upon the summary description for footnote 6, the Company respectfully submits clarification of its calculation of the annual base fee of 3% of annual Adjusted EBITDA payable to the Management Company. This calculation was performed using the same definition of Adjusted EBITDA as defined as a Non-GAAP measure throughout the Information Statement. We applied this Adjusted EBITDA calculation to the amounts included in the Unaudited Pro Forma Consolidated Financial Information for each respective period, and then multiplied that amount by 3% to determine the annual base fee payable to the Management Company.

12. For footnote 7, please remove the pro forma adjustments attributable to public company expenses for each period presented as they are not factually supportable.

In response to the Staff’s comment, the Company has removed the pro forma adjustments attributable to public company expenses as requested.

U.S. Securities and Exchange Commission

July 31, 2015

13. For footnote 12, please quantify the amount of interest associated with each of the debt repaid and the new debt incurred for each period presented. Also disclose the interest rate associated with the new debt incurred.

We note the Staff’s comment and in response thereto have included the amounts of interest associated with each of the debt instruments for each period presented. We have also disclosed a summary calculation of the adjustment and the related interest rates for the debt instruments. We also note that due to the removal of the previous footnote 7, per the Staff’s comment 12, the adjustment described in this comment 13 is now in footnote 11 to the Unaudited Pro Forma Consolidated Financial Information.

Liquidity and Capital Resources, page 105

14. We note that you are a holding company with no independent operations or assets and are dependent on cash flow generated by your subsidiaries. Please revise to disclose the nature and terms of any restrictions imposed on your ability to obtain cash from your subsidiaries.

We note the Staff’s comment and in response thereto have revised our discussion under the heading Liquidity and Capital Resources and subheading Liquidity to specifically state that there are currently no restrictions included in our debt agreements, the subsidiary operating agreements or other material agreements on our ability to obtain cash from our subsidiaries.

Industry and Competition, page 117

15. It appears that some of the industry data in the first two paragraphs of this section are out of date. To the extent you have updated information, please revise accordingly.

The Company advises the Staff that the requested revisions have been made. Please see disclosures beginning on page 120.

Redlands Grill, page 121

16. We note your disclosure on page 118 that your Redlands Grill concept offers customers a “different version” of your contemporary American menu and a distinct architectural design and feel. Please discuss the Redlands Grill menu and architectural design in greater detail here so that investors can more fully understand what the new restaurants offer and how the concept differs from J. Alexander’s and Stoney River.

U.S. Securities and Exchange Commission

July 31, 2015

The Company advises the Staff that the requested revisions have been made. Please see pages 121 and 124.

J. Alexander’s Restaurants and Redlands Grills both feature upscale American contemporary casual dining menus. The menus will include steaks, seafood, chicken, entrée salads, sandwiches and desserts. The Redlands Grill on West End features a high quality sushi program, a signature coffee-cured ribeye, jumbo fried shrimp, shrimp louie entrée salad, Croque Madame, French press coffee service and unique desserts like a “deconstructed” ice cream sundae and numerous other feature items not offered in all J. Alexander’s locations. On Sundays, Redlands Grill offers a wide selection of made-from-scratch brunch items including Belgian waffles, eggs benedict, huevos ranchero, quiche, omelettes and lemon and ricotta hotcakes.

The Redlands Grill on West End has a more extensive wine program than a J. Alexander’s Restaurant. The Redlands Grill on West End has an award-winning wine program that offers 35 wines by the glass and has over 140 bottles.

The Company anticipates over time that the Redlands Grills will have more sushi and contemporary products like in-restaurant prepared flatbreads compared to a J. Alexander’s Restaurant which will have a heavier emphasis on center of the plate proteins. Redlands Grill will offer a brunch menu in locations that can support a brunch program.

Since 1997 we have specifically designed restaurants with different architecture to meet the needs of individual markets. When a restaurant is transitioned from a J. Alexander’s to a Redlands Grill, the architecture remains unique to that site. For example, the J. Alexander’s on West End Avenue in Nashville was the first restaurant we transitioned to a Redlands Grill. The architecture has a contemporary urban streetscape similar to a restaurant in San Francisco or New York. It is the only restaurant in our portfolio with this architectural design.

Financial Statements of J. Alexander’s Holdings, LLC, page F-1

17. We understand that you will be treated as a corporation for income tax purposes and the results of J. Alexander’s Holdings, LLC will represent your historical results. Accordingly, please present the pro forma effect of income taxes on the face of the historical statement of operations presented for J. Alexander’s Holdings, LLC for each period presented as if income taxes had been computed for those periods. Include a note to the historical financial statements that provides the basis for this pro forma effect.

The Company advises the Staff that the reorganization and distribution transactions related to our spin-off will not change J. Alexander’s Holdings, LLC’s classification as a partnership for U.S. federal, state and local income tax purposes, and thus, J. Alexander’s Holdings, LLC will continue to be treated as a “flow-through” entity. However, as part of the reorganization transaction, the financial position and results of operations of J. Alexander’s Holdings, LLC will be included in the consolidated financial statements of J. Alexander’s Holdings, Inc. (the issuer), which was organized as a corporation and which will be treated as such for income tax purposes. As such, the issuer will be subject to federal and certain state and local income taxes with respect to its share of allocable taxable income of J. Alexander’s Holdings, LLC. We have included an adjustment to show the effect of this restructuring on income taxes in the Unaudited Pro Forma Consolidated Financial Information section of the Information Statement, and have clarified the description of the tax structure that is currently in place, as well as the structure that will be in place subsequent to the transaction, in footnote 7 to the Unaudited Pro Forma Consolidated Financial Information. Therefore, since J. Alexander’s Holdings, LLC will not terminate its partnership election, the Company respectfully advises the Staff that it believes the guidance in Section 3410.1 of the Financial Reporting Manual will not be applicable.

We further advise the Staff that in periodic regulatory filings on Forms 10-K and 10-Q subsequent to the reorganization and distribution transactions, we will disclose in our Summary of Significant Accounting Policies the fact that J. Alexander’s Holdings, LLC is a limited liability company treated as a partnership, and therefore no federal tax provision was recorded in J. Alexander’s Holdings, LLC’s historical

U.S. Securities and Exchange Commission

July 31, 2015

consolidated financial statements presented. Further, we will disclose that the tax provision included in periods subsequent to the reorganization and distribution transactions for the issuer includes the federal income tax obligation related to the issuer’s allocated portion of J. Alexander’s Holdings, LLC’s taxable income.

In connection with the above-referenced filing by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments regarding this letter, the Comment Letter or Amendment No. 1 to the Registration Statement to W. Mark Levinson, Esq. at Fox Rothschild LLP, at (310) 228-2133. Thank you.

Sincerely,

J. ALEXANDER’S HOLDINGS, INC.

/s/ Lonnie J. Stout, II,
President and Chief Executive Officer